UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D Amended

                    Under the Securities Exchange Act of 1934


                      PRECISION AEROSPACE COMPONENTS, INC.
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                                (Name of Issuer)



                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    74019B109
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                                 (CUSIP Number)

                               Darrin Ocasio, Esq.
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                               New York, NY, 10018
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                  July 20, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                          Page 2

                                  SCHEDULE 13D Amended

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CUSIP No.           74019B109
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard Henri Kreger
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)   [_]

      (b)   [_]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)

      [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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   NUMBER OF      7      SOLE VOTING POWER

     SHARES              2,436,000
                  --------------------------------------------------------------
  BENEFICIALLY
                  8      SHARED VOTING POWER
    OWNED BY

      EACH        --------------------------------------------------------------

   REPORTING      9      SOLE DISPOSITIVE POWER

     PERSON              2,436,000
                  --------------------------------------------------------------
      WITH
                  10     SHARED DISPOSITIVE POWER


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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,436,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)

      [-]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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                                                                          Page 3


Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Precision Aerospace Components, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2200 Arthur Kill Road, Staten Island, New York, 10309.

Item 2. Identity and Background

(a) This statement is being filed by Richard Henri Kreger (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is c/o Precision Aerospace Components, Inc., 2200 Arthur Kill Road, Staten Island, New York, 10309.

(c) The Reporting Person's present occupation is Senior Vice President of Midtown Partners & Co. LLC.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

(g) The Reporting Person previously filed a form 13D pertaining to this transaction, which this filing restates in full and amends. The original filing inadvertently described, in Item 3 at about line 9, the Placement Agent Agreement as being between "the Company and Midtown" when it should have read, as set out below, as being between "DFAS and Midtown".

Item 3. Source and Amount of Funds or Other Considerations

      Pursuant to a Securities Exchange Agreement (the "Exchange Agreement") dated July 20, 2006 among the Issuer, Delaware Fastener Acquisition Corp., a Delaware corporation ("DFAC") and the shareholders of DFAC (the "DFAC Shareholders"), the Reporting Person acquired 2,436,000 shares of common stock of the Issuer and 302,876 shares of Series B Preferred Stock of the Issuer in consideration for his 11.6% interest in DFAC. The Reporting Person subsequently transferred 34,117.5 shares of series B preferred stock to Midtown Partners & Co. LLC, a registered broker-dealer, as part of a Placement Agent Fee payable pursuant to a Placement Agent Agreement between DFAS and Midtown. The Reporting Person is a Senior Vice President of Midtown Partners. DFAC was formed to acquire the assets of Freundlich Supply Company, Inc. ("Freundlich"), a privately owned company. In connection with the acquisition, the stockholders of DFAC, including the Reporting Person, exchanged their stock in DFAC for a total of 21,000,000 shares of the Issuer's common stock and 2,611,000 shares of the Issuer's series B preferred stock, and the Issuer, through DFAC, acquired Freundlich. The acquisition of Freundlich was funded through the sale of notes, series A preferred stock and warrants, as set forth in the Issuer's report on Form 8-K, which was filed on July 26, 2006. The Reporting Person paid a nominal amount for his interest in DFAC.

Item 4. Purpose of Transaction

      The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer.

      The holders of a majority of the Issuer's outstanding voting capital stock, including the Reporting Person, have agreed to approve an amendment to the Issuer's Articles of Incorporation to (i) change the authorized capital stock to 10,000,000 shares of preferred stock and 90,000,000 shares of common stock and (ii) effect a one-for-150 reverse split of the common stock. The terms of the series B preferred stock provide that upon the filing of the amendment to the Articles of Incorporation or Restated Articles of Incorporation which effect the change in authorized capital stock and the reverse split, each share of series B preferred stock is automatically converted into two shares of common stock (after giving effect to the reverse split), without any action on the part of the holder thereof. As a result of the reverse split and the automatic conversion of the series B preferred stock, the Reporting Person would own 553,757 shares of common stock, representing 9.4% of the outstanding capital stock.

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                                                                          Page 4


      Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

      The Reporting Person currently owns 2,436,000 shares of common stock of the Issuer, which represents 7.6% of the Issuer's common stock based on 31,692,991 shares of common stock issued and outstanding. As stated in Item 4, upon the effectiveness of the change in authorized capital stock and the one-for-150 reverse split, the Reporting Person will own 553,757 shares of common stock of the Issuer, which will represent 9.4% of the Issuer's common stock based on 5,833,186 shares of common stock issued and outstanding following the effectuation of the 1-for-150 reverse stock split. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

      The Reporting Person also owns 555,556 shares of series A preferred stock of the Issuer, which he acquired from the Issuer pursuant to a Purchase Agreement dated as of July 20, 2006. Each share of series A preferred stock is convertible, at the Reporting Person's option, into three shares of the Issuer's common stock upon effectuation of the 1-for-150 reverse split.

      Except as set forth in Items 3 and 4 of this Schedule 13D, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 3 above.

Item 7. Material to Be Filed as Exhibits

Exhibit
Number                                Description
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1           Securities Exchange Agreement by and among Jordan 1 Holdings Inc.,
            Delaware Fastener Acquisition Corporation, and the Shareholders of Delaware Fastener Acquisition Corporation (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on July 26, 2006)


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                                                                          Page 5



SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 2007


/s/ Richard Henri Kreger
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Richard Henri Kreger